

April 14, 2011

Keith D. Hall
Chief Executive Officer
KBS Strategic Opportunity REIT, Inc.
620 Newport Center Drive, Suite 1300
Newport Beach, California 92660

> **Re:** **KBS Strategic Opportunity REIT, Inc.**
> **Post-Effective Amendment No. 6 to Form S-11**
> **Filed April 6, 2011**
> **File No. 333-156633**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 11, 2011**
> **File No. 333-156633**

Dear Mr. Hall:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you incorporate by reference your Form 10-K for the fiscal year ended December 31, 2010. We further note that in your certifications, you did not include the phrase in paragraph 4: "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and15d-15(f)) . . . ." Please amend your Form 10-K to provide the correct certifications. Please refer to Regulation S-K, Compliance and Disclosure Interpretation Question 246.13, which can be found on our website, for guidance.

Supplement No. 2 dated April 6, 2011

General

2.   Please include disclosure on capitalization rates for your recent property acquisitions, including a clear description of how you calculated disclosed capitalization rates.

Real Estate-Related, page 1

3.   We note that the purchase price-to-appraised value is a ratio in which numerous assumptions are made. Please expand your disclosure to discuss in more detail the assumptions that were made with respect to each of your real estate-related investments.

Real Estate Investments, page 2

4.   We note that you disclose the average annualized base rent per square foot your properties. Based on the definition provided, it does not appear that such disclosure takes into account tenant concessions. To the extent tenant concessions, such as free rent, are not reflected in your calculations, please expand your disclosure to quantify how concessions would impact the calculations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Robert H. Bergdolt, Esq.
    Carrie J. Hartley, Esq.
    Christopher R. Stambaugh, Esq.
    Via facsimile (919) 786-2200